UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Appliance Recycling Centers of America, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

03814F-20-5
(CUSIP Number)

Edward R. Cameron 7400 Excelsior Boulevard Minneapolis, MN 55426 952-930-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03814F-20-5

1	NAMES OF REPORTING PERSONS
Edward R. Cameron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
496,190 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
496,190 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
496,190 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 173,500 shares of common stock that may be acquired upon exercise of options as of or within 60 days of the date of this filing.

(2) The percentage is based upon 5,570,927 shares of common stock outstanding as of November 7, 2013, as reported by the Company in its latest Quarterly Report on Form 10-Q for the quarter ended September 28, 2013, plus the 173,500 shares that would be outstanding upon exercise of the options held by Mr. Cameron.

Page 2 of 6 Pages

Explanatory Note:

This Schedule 13D is filed as an amendment to the Schedule 13G filed with the Securities Exchange Commission (the “SEC”) by the Reporting Person (as defined below) on February 14, 2005 and the Schedule 13D Amendment No. 2 filed with the SEC by the Reporting Person on February 14, 2001 (collectively, the “Schedules”). The Reporting Person is filing this 13D amendment to reflect his transactions that occurred since February 14, 2005.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Appliance Recycling Centers of America, Inc., a Minnesota corporation (the “Company”). The address of the Company’s principal executive office is 7400 Excelsior Boulevard, Minneapolis, MN 55426.

Item 2.	Identity and Background.

This statement is being filed by Edward R. Cameron, referred to herein as the “Reporting Person.”

(a)	Name: Edward R. Cameron

(b)	Business address: 7400 Excelsior Boulevard, Minneapolis, MN 55426.

(c)	Principal occupation: Chairman, President and CEO of Appliance Recycling Centers of America, Inc.

(d)	Criminal proceedings: None

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Stock acquired by the Reporting Person during the period covered by this Schedule 13D, as listed in Item 5 below, was acquired by the Reporting Person: (1) in open market purchases using personal funds for a total of approximately $29,288; (2) upon exercise of options to purchase Common Stock using personal funds for a total of approximately $154,000; or (3) as options to purchase Common Stock granted to Mr. Cameron on various dates in connection with Mr. Cameron’s employment with the Company.

Page 3 of 6 Pages

Item 4.	Purpose of Transaction.

The shares of the Company’s Common Stock were acquired or disposed of by the Reporting Person for investment purposes. Mr. Cameron is the President, CEO and a member of the Board of Directors of the Company. In his capacity as an officer and director of the Company, Mr. Cameron may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options currently held or subsequently acquired by him, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Person may decide in the future to sell all or part of his investment in the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Cameron owns a total of 322,690 shares of Company Common Stock and options to purchase an additional 173,500 shares of Company Common Stock that may be acquired upon exercise of options as of or within 60 days of the date hereof, for beneficial ownership of approximately 8.6% of the outstanding Company Common Stock, based on 5,580,927 shares outstanding as of March 10, 2014, as reported by the Company in its latest Quarterly Report on Form 10-Q for the quarter ended September 28, 2013, plus the 173,500 shares of Common Stock that would be outstanding upon exercise of the options held by Mr. Cameron.

Shares of Common Stock	Percentage of Outstanding Common Stock
496,190	8.6%

(b) The information set forth in items 7 through 11 of the cover pages (pages 1-2) hereto are incorporated herein by reference.

(c) From sixty days prior to May 5, 2005 until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Underlying Shares	Date Exercisable	Purchase Price or Exercise Price Per Share	Aggregate Purchase/Sale Price of Security
5/5/05	Edward R. Cameron	Award	Options to Purchase Common Stock	50,000[1]	25,000 on 5/5/06 25,000 on 5/5/07	$3.08	$0
5/16/05	Edward R. Cameron	Open Market Sale	Common Stock	11,000		$2.85	$31,350
5/17/05	Edward R. Cameron	Open Market Sale	Common Stock	30,000		$2.86	$85,800
8/18/05	Edward R. Cameron	Open Market Sale	Common Stock	43,000		$5.00	$215,000

1 This option was exercised on 10/26/07.

Page 4 of 6 Pages

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Underlying Shares	Date Exercisable	Purchase Price or Exercise Price Per Share	Aggregate Purchase/Sale Price of Security
11/21/05	Edward R. Cameron	Open Market Sale	Common Stock	43,000		$4.05	$174,150
8/7/07	Edward R. Cameron	Open Market Sale	Common Stock	23,000		$5.87	$135,010
10/26/07	Edward R. Cameron	Stock Option Exercise	Common Stock	50,000		$3.08	$154,000
10/29/07	Edward R. Cameron	Open Market Sale	Common Stock	43,358		$10.22	$443,119
10/30/07	Edward R. Cameron	Open Market Sale	Common Stock	6,642		$10.22	$67,881
1/18/08	Edward R. Cameron	Award	Options to Purchase Common Stock	50,000	25,000 on 1/18/09 25,000 on 1/18/10	$5.27	$0
11/11/09	Edward R. Cameron	Award	Options to Purchase Common Stock	8,500	11/11/09	$2.22	$0
8/16/10	Edward R. Cameron	Award	Options to Purchase Common Stock	35,000	8/16/11	$2.30	$0
2/24/11	Edward R. Cameron	Award	Options to Purchase Common Stock	5,000	2/24/12	$4.25	$0
11/21/12	Edward R. Cameron	Open Market Purchase	Common Stock	2,500		$1.3858	$3,465
11/21/12	Edward R. Cameron	Open Market Purchase	Common Stock	4,397		$1.4028	$6,168
11/21/12	Edward R. Cameron	Open Market Purchase	Common Stock	1,500		$1.50	$2,250
11/23/12	Edward R. Cameron	Open Market Purchase	Common Stock	11,603		$1.50	$17,405
5/9/13	Edward R. Cameron	Award	Options to Purchase Common Stock	100,000	25,000 on 9/28/13 25,000 on 12/28/13 25,000 on 5/9/14 25,000 on 5/9/15	$1.89	$0
2/26/14	Edward R. Cameron	Award	Options to Purchase Common Stock	35,000	1/3 on each of 2/26/15, 2/26/16 and 2/26/17	$3.00	$0

Page 5 of 6 Pages

(d) Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than 302,690 shares that are pledged to secure a personal line of credit, as disclosed by the Company in its most recent Proxy Statement filed with the SEC on March 26, 2013, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Person and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2014

/s/ Edward R. Cameron
Edward R. Cameron

Page 6 of 6 Pages